“2011, Año del Turismo en México”.

Mexico City, August 30, 2011.

DIRECCIÓN CORPORATIVA DE FINANZAS

SUBDIRECCIÓN DE TESORERÍA

GERENCIA DE FINANCIAMIENTOS E INVERSIONES

Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549

ATTN: H. Roger Schwall

Re:	Petróleos Mexicanos

Pre-Effective Amendment No. 1 to Registration Statement on Form F-4

(Commission File No. 333-175821)

Ladies and Gentlemen:

On behalf of Petróleos Mexicanos, I hereby request that the effectiveness of the above-captioned Pre-Effective Amendment No. 1 to Registration Statement on Form F-4 be accelerated to 9:30 a.m. on August 31, 2011, or as soon thereafter as practicable.

Petróleos Mexicanos acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Petróleos Mexicanos from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Petróleos Mexicanos may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/S/ ARTURO DELPECH DEL ÁNGEL
Arturo Delpech del Ángel Associate Managing Director of Finance of Petróleos Mexicanos

P E T R Ó L E O S     M E X I C A N O S

www.pemex.com